WinSanTor



LETTER ⌄

Dear investors,

Why a B+ - (Resilient under pressure, strong science, but tough external headwinds)2024 - A Year of Resilience — and Renewed PurposeIt's been a while since we've updated you, and I want to start by saying thank you. Your belief in us—often in the face of uncertainty—has helped carry WinSanTor through one of the most challenging years in biotech history.

When you first invested, you saw what we saw: a chance to finally do something meaningful for the millions living with peripheral neuropathy. And not just manage symptoms—but actually regenerate nerves, restore sensation, and improve lives. That mission hasn't changed. If anything, it's become more important. But as with many stories of innovation, the timing... well, couldn't have been worse.

Our diabetic peripheral neuropathy trials were slated to run from 2020 to 2022—right when COVID hit. As you might remember, diabetics were among the most vulnerable populations during the pandemic, and understandably, many couldn't participate in trials. We pushed through, adjusted, and kept going.

By late 2023, we were ready to begin our pivotal Phase 3 trial—just as the biotech sector entered what many called a "nuclear winter." Record-high bankruptcies. Record-low funding. Layoffs across the board. It felt like the industry hit pause just as we were pressing play.

And yet, here we are.

Honestly, I wasn't sure we'd make it to this point. But what got us through was the will of our patients—and the strength of our data.

In Phase 2, we saw something remarkable: real regeneration of peripheral nerves. Patients began to regain feeling. They moved better. They lived better.

This is why you invested. This is why we're still here. And this is why we're pushing forward—toward a global Phase 3 trial in Europe and the U.S.

We're not across the finish line yet. But we are closer than ever. We're building something that's never been done before in this space, and your early belief helped get us here.

Thank you for staying with us—for your patience, your trust, and your continued support. There's more to come—and this time, the timing might just be on our side.

With gratitude, Stanley Kim & WinSanTor Team

We need your help!

First, thank you for being part of our mission through our WeFunder campaign. Your early support means everything—and as we continue building momentum, there are two key ways you can help push this movement forward.

A) Spread the Word About Peripheral Neuropathy

Talk to people. Share our mission. Peripheral neuropathy is

widespread but under-recognized—not just by society, but even by healthcare providers. It's also been largely overlooked by the pharmaceutical industry. If it weren't, you'd see the same level of attention we see for weight loss drugs (like GLP-1s) or COVID treatments.

The reality is: this is a neglected space. And that makes it harder to raise capital from traditional life science investors, who are typically risk-averse and slow to embrace innovation in underserved diseases. Your voice can help change that. Awareness is the first step toward urgency.

B) Introduce Us to Potential Investors

We're looking to connect with anyone passionate about solving peripheral neuropathy—especially those who understand the personal toll it takes. To complete our clinical trials globally, we'll ultimately need over $100 million. We're actively working on securing half of this funding for the European arm of our trials now, but U.S. trial funding will follow closely behind.

If you know individuals, groups, or family offices who may want to support this effort—particularly those affected by the disease or who care about breakthrough medical innovation—please connect us.

As pioneers in this field, WinSanTor aims to be the leader in peripheral neuropathy treatments. But like every major breakthrough, it takes a community to drive change. You're already part of that—and we're so glad you are.

Let's build this future together.

Warmly, Stanley Kim

Sincerely,

Stanley Kim
Founder

Andrew Albertson
Treasurer



How did we do this year?

REPORT CARD

B+

☺ The Good

We created many new opportunities in 2024, including a path to approval in Europe.

We showed that our drug appears to be the first drug regenerating peripheral nerve and reversing peripheral neuropathy.

HOPE and COMMITMENT

☹ The Bad

The biotech industry as a whole went through a "nuclear winter" in 2023-2024

The U.S. regulatory path has been slower than expected, but we're adapting and staying focused on progress

We were on hold most, if not all of 2024, turning over every rock in search of funding to get our product to market.

2024 At a Glance

January 1 to December 31



$0 [100%]
Revenue



-$1,043,027
Net Loss



$6,767,767 [30%]
Short Term Debt



$172,002
Raised in 2024



$3,084
Cash on Hand
As of 03/31/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$5,621,391

$0

-$1,043,027

-$3,041,283

2023

2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -417%   Earnings per Share: -$0.06

Revenue per Employee: $0   Cash to Assets: 7%   Revenue to Receivables: ~   Debt Ratio: 2,709%

📄 Winsantor_Financials_and_CPA_Review_Report_2021_and_2022.pdf

📄 Winsantor_Financials_2023_and_2024_Unaudited.pdf

We  Our 325 Investors

Thank You For Believing In Us

Richard Tully	Jayson Rock	Leonard Helbig	Peter Spiegel	Goutam Torvi	Venoodhar Reddy
Arlene Williams	Yoav Getzler	Neil Sircar	Greg Aldrich	Nathan Schweizer	Alex Harvey Kaufman
Roger Sipe	Kyle Okimoto	Vern D Reynolds	Jack Heald	Luis Estrada	Don Randall Ziss
Jack Cooper	April Grant	Andre Willey	Mohammed W Rahman	Takeo Aso	Eric Stickney
David Knight	Boudewijn Berendsen	Thomas Kiefer	Ted Ooyevaar	Layton Diament	Dean Dahlgren
Malcolm Platt	David Wright	William Dorn	Nicholas Hillard	Bruce Berg	Tess Faczan
Gregg Carlson	David Denknaus	Melvin Kasanrokijat	Scott Poniewaz	Jeff Perry	Kristin Retherford
Mical Salmonson	Kenah Hagan	Mike Sheridan	Pradeep Ramadasan	Alex Botkin	Joshua Cohen
Seongsu Moon	Albert Repscha	Hristo Dimchev…	Prakash Kumar	Will Shamim	Justin Gilleg
Brian Webb	Somonkul Alexander…	Chinta Mani Bajgai	David Chang	Robert H Rieger	Ray Briscuso Jr
Enrico Piazza	Jennifer Andrews…	John Jaicks	Lorna F Acuna	Kirk Warren	Ron Hudspeth
Paul Aho	Arun Anbumani	Paul Shafer	Nick Ervin	Teresa Hui	Rick Muirhead
Hannah Sledd	Dan Wolf	Nenets Investors	Atticus Li	Richard Wagenknecht	Lauren Greenspon…
Bobbie & Jim Allen	Darly M LUELLEN	Ann Loudermilk	Paul Varkey	Matthew J Donovan	Regan Albertson
Brian Siembor	Morris Gelman	Dwight Maxwell	Gordian Boteilho	David Spitz	Robert Bredehoft
Girish Amin	Jeffrey Baker	Satya Allaparthi	Nemanja MILOSEVIC	T. Richard Lin	Keith Watson
Maria and Jerry…	Oliver Huennies	Ryan Batty	Michiel Holley	Vera Demchenko	Toni Butcher
Gopal Mohapatra	Mark Weissman	Thaddeus Onwuka	Prasun Vyas	Stephen William…	Jackson Wong
Robert McCollough	Cole Bahakel	Mba- Akuribila	Ryan Roddan	Glen Roddan	Gloria S
Chris Gilleg	Cory Higbee	Shane Dippold	Van Duc Nguyen	Joan McGraw	Mark Rawlyk
Sean Rogers	Patrick Abandy	Jane Stuart	Steve Teskey	Gilbert D. Cheatham	Gary Janczura

David Stockwell
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Lance Hand
Kenneth DePaul
Andrea Johanna...
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Jarrad Mills
Philip H. Hoff
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Maria Barner
Martin Choi
Laura Marie Symmes
Tim Ricke
Margaret Hermel

Constance D Carey
Brian Lallement
John Lacey
Dennis Hinkfuss
Ravi Konaparthi
Dale Conzelmann
Carl Hayes
Cynthia Thompson
Haydn Vestal
Matthew Chapman
William Corry
Eric L Cramer
Karsten Zengler
Robert F Cook
Jerry Dimeglio
Jiadai Liu
Faith Becker
Muthusamy...
Mark Matters
Paul L Shafer
Howard M Hadley
Marcia Litt
Adam McCully
Brialan Corp.
Johnnys Hobbies
Karyn Ho

Jose Israel Guzman
Midhat Qidwai
Robert Spence
Randall K. Thompson
Curtis Callaway
Michael McGraw
Mira Kracke
Donald V Stitz
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Douglas Gaasvig
Kelly James Stutes
Kristine Orvell
Fred Liebel
Steve Meehan
Jamie Stewart
Jody Tucker
Gerald Yakatan
Dennis Morier
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David Ward
Priscilla Ehly
Gail Lam
Andrew Bleignier
Mary Offutt
Brian LEVIN-...
Bradley Robert...

Christopher Ward
Ronald Mitzel
Kevin Cooney
Neville George
Ta Hsiang Chao
H. Hunter Perry
Andreas Skevas
Mark Arturi
Betty M CULPEPPER
Matthew Taylor
Johnny Jenkins
Joanie Cramer
Anthony Rapaglia
Joseph C. Oliver
Robert Noack
Lamar Mack
Hugh Conley
Maria Andrade
Ptrmier Trinity...
Jeremiah Cantlon
John A Gauthier
Venkatraman...
Jessica Adams
Erica Truscello
Victoria Sawula
Radly Randerson

Sharon Shemtov
Tara Geria
Darryl Bowman
Vincent Vormawor
Michael DeLaMater
Allen Wong
Jacob Adelman
Walter Rowntree
Brian Momeyer
Michael Golden
Amanda L
Kiranmayi Komati
Bryan Tanaka
Rion Micheal Dunn
Brian Weir
Niels B Hansen
Matt Rowe
James Penuel
Winnie Lin
Abdullah Almutlaq
Andrew Baca
Jennifer Jossart
Rachael Ivanovic
Alwin Lettowsky
George Liles
Suhas ROGIYE

Carol J Maywood
Jagan Pathra
Monte & Rosie...
Steven Souris
Brett Spreitzer
Patrick Murray
Terrence Neil Hovland
Carl Zhou
M Jellad
William Golden
Nathan Webber
Idika Ubi
Daniel Johns
Cory Tucker
James Bailar
Christoph Lymbersky
Geoff Brown
Gordon Sheals
Ismail Aboumandour
Matek Kamill
Sean Fox
Dan Jossart
Richard Costal
Mary Barbara White
David Gottlieb
Nicole Morgan

Thank You!

From the WinSanTor Team



Stanley Kim in

Founder

Worked with some of the most iconic scientists. Last 2 companies were acquired by Qualcomm and Apple, technologies now standards in their industry.



Nigel Calcutt in

Co-Founder

Prof. of Pathology- UC San Diego, Lead Preclinical Contractor- NIH NIDDK-RAID, One of the leading expert in diabetic peripheral neuropathy



Paul Fernyhough

Co-Founder

Professor in Pharmacology & Therapeutics at University of Manitoba, 20+ years in diabetic neuropathy, One of the leading expert in diabetic peripheral...

Lakshmi P. Kotra

Co-Founder

Director at Center for Molecular Design and Preformulations at UHN, Expertise in drug development



Angela Hansen

Vice President, Program Management and Regulatory

20+ years in drug development and clinical studies



Andrew Albertson

Chief Financial Officer

12+ years of corporate finance and accounting experience



Jonathan Scheff

Board

Pioneered quality affordable insurance model as CMO of Healthnet, acquired by

John Suh

Board

Built largest online legal technology/services company, LegalZoom, that disrupted the

UnitedHealthcare

legal industry and how service...

Greg Simon 🔗
Board

Founder of FasterCures, former President Biden Cancer Initiative and Executive Director White House Cancer Task Forc...

Greg Simon 🔗
Board

Founder of FasterCures, former President Biden Cancer Initiative and Executive Director White House Cancer Task Forc...

Details

The Board of Directors

Director	Occupation	Joined
Stanley Kim	Executive @ WinSanTor	2011

Officers

Officer	Title	Joined
Stanley Kim	CEO	2011
Angela Hansen	VP Regulatory	2014
Andrew Albertson	Treasurer	2017

Voting Power ❓

Holder	Securities Held	Voting Power
Paul Fernyhough	3,900,000 Common Stock	22.9%
Nigel Calcutt	3,900,000 Common Stock	22.9%
Lakshmi Kotra	3,900,000 Common Stock	22.9%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
05/2017	$1,352,940	Preferred Stock	Regulation D, Rule 506(b)
08/2018	$175,000		Section 4(a)(2)
01/2019	$50,000		Section 4(a)(2)
02/2019	$155,000		Section 4(a)(2)
03/2019	$5,000	Safe	Section 4(a)(2)
03/2019	$535,000		4(a)(6)
03/2020	$920,855		Section 4(a)(2)
05/2020	$200,000		Section 4(a)(2)
02/2021	$500,000		Regulation D, Rule 506(b)
03/2021	$150,000		Section 4(a)(2)
04/2022	$570,000	Safe	Regulation D, Rule 506(b)
12/2022	$250,000		Other
06/2023	$200,000		Regulation D, Rule 506(b)
09/2023	$200,000	Safe	Section 4(a)(2)
10/2023	$520,000	Safe	Regulation D, Rule 506(b)
11/2023	$274,300		Regulation D, Rule 506(b)
04/2024	$172,002		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
08/24/2018	$175,000 ❔	6.0%	20.0%	$50,000,000	12/31/2023
01/29/2019	$50,000 ❔	7.0%	20.0%	$50,000,000	12/31/2023
02/21/2019	$155,000 ❔	25.0%	6.0%	$60,000,000	12/31/2023
03/13/2020	$920,855 ❔	6.0%	25.0%	$70,000,000	12/31/2023
05/04/2020	$200,000 ❔	6.0%	50.0%	$50,000,000	12/31/2023
02/07/2021	$500,000 ❔	11.0%	25.0%	$150,000,000	06/30/2025 ❔
03/29/2021	$150,000 ❔	6.0%	25.0%	$95,921,621	12/31/2023

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Nikhil Iyengar ❔	12/29/2022	$250,000	$265,000 ❔	12.0%	12/31/2023	Yes
John Kim	06/27/2023	$200,000	$120,351 ❔	12.0%	06/26/2025	Yes
Starview	11/07/2023	$274,300	$301,730 ❔	15.0%	07/08/2025	Yes

Related Party Transactions

In 2021, the Company had related party transactions with a company that the CEO of the Company also serves on the board of directors. In 2022 and 2021, the Company paid $21,060 and $72,000 for services related to machine learning and AI services. Additionally In 2021, the Company received $1,203 in revenue for a sublease fee from the same Company.

In 2023, The Company agreed to loan the CEO $100,000. The loan will accrue interest at 4%

and has a maturity date in 2027.

Name	Regan Albertson
Amount Invested	$5,000
Transaction type	Safe
Issued	02/13/2019
Discount rate	25.0
Valuation cap	None
Relationship	father

60M valuation CAP through Wefunder

Name	John Kim
Amount Invested	$200,000
Transaction type	Loan
Issued	06/27/2023
Outstanding principal plus interest	$120,351 as of 04/2025
Interest	12.0 per annum
Maturity	06/26/2025
Outstanding	Yes
Current with payments	Yes
Relationship	Brother to CEO

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	1,425,000	1,013,466	Yes
Common Stock	30,000,000	16,194,884	Yes

Warrants:	38
Options:	4

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Some of our programs are partially supported by government grants, which may be reduced, withdrawn or delayed. We have received and may continue to receive funds under research and economic development programs funded by state and federal governmental agencies.

and economic development programs funded by state and federal governmental agencies. Funding by these governments may be significantly reduced or eliminated in the future for a number of reasons. For example, some programs are subject to a yearly appropriations process in Congress. In addition, we may not receive funds under existing or future grants because of budgeting constraints of the agency administering the program. A restriction on the government funding available to us would reduce the resources that we would be able to devote to existing and future research and development efforts. Such a reduction could delay the introduction of new products and hurt our competitive position.

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community. There can be no assurance that we will be able to successfully employ our technologies as therapeutic, diagnostic, or preventative solutions for any disease or condition. Our failure to establish the efficacy or safety of our technologies would have a material adverse effect on our business.
In addition, we have a limited operating history. Our operations to date have been primarily limited to organizing and staffing our Company, developing our technology, and undertaking pre-clinical studies and clinical trials of our product candidates. We have not yet obtained regulatory approvals for any of our pharmaceutical product. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

The results of pre-clinical trials and previous clinical trials for our products may not be predictive of future results, and our current and planned clinical trials may not satisfy the requirements of the FDA or other non-U.S. regulatory authorities. Positive results from pre-clinical studies and early clinical trial experience should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. Likewise, there can be no assurance that the results of studies conducted by collaborators or other third parties will be viewed favorably or are indicative of our own future study results. We may be required to demonstrate with substantial evidence through well-controlled clinical trials that our product candidates are safe and effective for use in a diverse population of their intended uses. Success in early clinical trials does not mean that future clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy to the satisfaction of the FDA and other non-U.S. regulatory authorities despite having prior usage or having progressed through initial clinical trials.
Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to

commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We are developing a novel technology that is not yet clinically validated for human therapeutic use.

The approaches we are taking to discover and develop novel therapeutics are unproven and may never lead to marketable products.

We are early in our development efforts, with a limited operating history, and have no products approved for commercial sale.

We have not generated any revenue to date, have incurred significant net losses since our inception, and expect to continue to incur significant net losses for the foreseeable future.

We will need substantial additional funding. If we are unable to raise capital when needed, we would be forced to delay, reduce, or eliminate our research and product development programs or future commercialization efforts.

Our ability to generate revenue and achieve profitability depends significantly on our ability to achieve several objectives relating to the discovery, development, and commercialization of our product candidates.

Our operations and financial results could be adversely impacted by unforeseeable and unavoidable catastrophes that interrupt the expected course of events and prevent participants from fulfilling obligations, including both natural disasters and catastrophes created by humans.

We are substantially dependent on the success of our lead product candidate, WST-057, which is currently in preparation for Phase 3 clinical trial, and in several Phase 2 clinical trials. If we are unable to complete development of, obtain approval for and commercialize WST-057 for one or more indications in a timely manner, our business will be harmed.

Clinical drug development involves a lengthy and expensive process with an uncertain outcome. The clinical trials of our product candidates may not demonstrate safety and efficacy to the satisfaction of the U.S. Food and Drug Administration (FDA), European Medicines

to the satisfaction of the U.S. Food and Drug Administration (FDA), European Medicines Agency (EMA) or other comparable foreign regulatory authorities or otherwise produce positive results and the results of preclinical studies and early clinical trials may not be predictive of future results.

We have limited resources and are currently focusing the majority of our efforts on developing WST-057 for particular indications. As a result, we may fail to capitalize on other indications or product candidates that may ultimately have proven to be more profitable.

Although there are only a limited number of companies seeking to develop the first disease modifying treatment for peripheral neuropathy, peripheral neuropathy is a significant market and likely to attract numerous competitors who may develop and market technologies or products more rapidly than we do or that are more effective, safer or less expensive than the product candidates we develop, our commercial opportunities will be negatively impacted. In addition, although our drugs do not target pain, we face competition for patients with peripheral neuropathy from companies that produce pain drugs, companies that are developing medical devices that treat peripheral neuropathy and companies that are developing supplements that claim to treat peripheral neuropathy.

We rely on third parties to conduct our pre-/non-clinical studies, clinical trials, and manufacturing, and these third parties may not perform satisfactorily.

Our success depends on our ability to protect our intellectual property as well as to operate without infringing the intellectual property rights of third parties. Presently, our patent portfolio consists of issued patents in various countries, and applications pending in prosecution.

If we are unable to obtain and maintain patent protection for any product candidates we develop and for our technology, or if the scope of the patent protection obtained is not sufficiently broad, or if we or our licensors are unable to successfully defend our or our licensors' patents against third-party challenges or enforce our or our licensors' patents against third parties our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize any product candidates we may develop, and our technology may be adversely affected.

Our rights to develop and commercialize technology and product candidates are subject, in part, to the terms and conditions of licenses granted to us by others.

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

Our owned and in-licensed patents and other intellectual property may be subject to priority disputes or inventorship disputes or we may be subject to claims that we have infringed, misappropriated or otherwise violated the intellectual property of a third party and similar proceedings. If we or our licensors are unsuccessful in any of these proceedings, we may be required to obtain licenses from third parties, which may not be available on commercially reasonable terms or at all, or to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop, which could have a material adverse impact on our business.

Implications of being an emerging growth company and smaller reporting company. We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of

as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies, including reduced disclosure about our executive compensation arrangements, exemption from the requirements to hold non-binding advisory votes on executive compensation and golden parachute payments and exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting.

We may take advantage of these exemptions until the last day of the fiscal year following the fifth anniversary of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company earlier if we have more than $1.07 billion in annual revenue, we have more than $700.0 million in market value of our stock held by non-affiliates (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K) or we issue more than $1.0 billion of non-convertible debt securities over a three-year period. For so long as we remain an emerging growth company, we are permitted, and intend, to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. We may choose to take advantage of some, but not all, of the available exemptions. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to "opt out" of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company. Therefore, the reported results of operations contained in our consolidated financial statements may not be directly comparable to those of other public companies.

We are also a "smaller reporting company," meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory

authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Our technologies are in an early stage of development and are unproven. The effectiveness of our technologies is not well-known in, or accepted generally by, the clinical medical community.

Further, our drug candidates may not be approved or cleared even if they achieve their primary endpoints in phase 3 clinical trials or registration trials. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from pre-clinical studies and clinical trials. In addition, any of these regulatory authorities may change requirements for the approval or clearance of a product candidate even after reviewing and providing comment on a protocol for a pivotal clinical trial that has the potential to result in FDA and other non-U.S. regulatory authorities' approval. Any of these regulatory authorities may also approve or clear a product candidate for fewer or more limited indications or uses than we request or may grant approval or clearance contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims necessary or desirable for the successful commercialization of our product candidates.

We rely on third parties to perform many essential services, and if such third parties fail to perform as expected or to comply with legal and regulatory requirements, our efforts to commercialize any products may be significantly impacted. We rely on third-party service providers to perform a variety of functions related to the development of our products, key aspects of which are out of our direct control. If these third-party service providers fail to comply with applicable laws and regulations, fail to meet expected deadlines, or otherwise do not carry out their contractual duties to us, our ability to deliver product to meet commercial demand would be significantly impaired. In addition, we have engaged third parties to perform various other services for us relating to adverse event reporting, safety database management, fulfillment of requests for medical information and related services. If the quality or accuracy of the data maintained or services performed by these third parties is insufficient, we could be subject to regulatory sanctions.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee

that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

WinSanTor, Inc.

Delaware Corporation
Organized December 2011
1 employees
3830 Valley Center Dr
#705-632

San Diego CA 92130 http://www.winsantor.com

Business Description

Refer to the WinSanTor profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

WinSanTor is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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